Exhibit 99.1

FOR IMMEDIATE RELEASE	February 22, 2016

CELESTICA ANNOUNCES TSX ACCEPTANCE OF PREVIOUSLY ANNOUNCED NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced the Toronto Stock Exchange (the TSX) has accepted the Company’s notice to launch its previously announced Normal Course Issuer Bid (the Bid).

Under the Bid, the Company may repurchase on the open market (or as otherwise permitted), at its discretion during the period commencing on February 24, 2016 and ending on the earlier of February 23, 2017 and the completion of purchases under the Bid, up to 10,510,680 subordinate voting shares, representing approximately 8.4% of the Company’s outstanding subordinate voting shares (7.3% of the subordinate voting shares and multiple voting shares) and approximately 10% of the “public float” of the subordinate voting shares (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids. Under the TSX rules, the average daily trading volume of the subordinate voting shares on the TSX during the six months ended January 31, 2016 was 303,839 and, accordingly, daily purchases on the TSX pursuant to the Bid will be limited to 75,959 subordinate voting shares, other than purchases made pursuant to the block purchase exception.  The actual number of subordinate voting shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by the management of the Company, subject to applicable law and the rules of the TSX.  In accordance with the TSX rules, the maximum number of subordinate voting shares which may be repurchased for cancellation under the Bid will be reduced by the number of subordinate voting shares purchased for delivery pursuant to stock-based compensation plans.

Purchases are expected to be made through the facilities of the New York Stock Exchange and the Toronto Stock Exchange, or such other permitted means (including through alternative trading systems in Canada), at prevailing market prices or as otherwise permitted.  The Bid will be funded using existing cash resources and draws on its credit facility, and any subordinate voting shares repurchased by the Company under the Bid will be cancelled.

As of February 9, 2016, the Company had 124,526,576 issued and outstanding subordinate voting shares and a “public float” (within the meaning of the rules of the TSX) of 105,106,804 subordinate voting shares.

The Company believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds.

The Company previously implemented a normal course issuer bid for its subordinate voting shares which expired on September 10, 2015.  In the past 12 months under its prior bid, the Company repurchased and cancelled 796,800 subordinate voting shares at a weighted average price of C$14.85 per subordinate voting share and repurchased 480,000 subordinate voting shares for delivery pursuant to the Company’s stock-based compensation plans. In addition, in June 2015, the Company repurchased and cancelled approximately 26.3 million subordinate voting shares pursuant to a substantial issuer bid.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to

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overcome complex challenges. For further information about Celestica, visit www.celestica.com. The Company’s securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, including those related to the Company’s intention to commence the Bid and the timing and quantity of any purchases of subordinate voting shares under the Bid. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to the Company’s future capital requirements, market and general economic conditions, demand for the Company’s customers’ products, and unforeseen legal or regulatory developments. These and other risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including in the Company’s interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S. Securities and Exchange Commission, and the Company’s Annual Information Form filed with the Canadian Securities Administrators. The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond the Company’s control. The material assumptions include those related to the following: the Company’s view with respect to its financial condition and prospects; the stability of general economic and market conditions; currency exchange rates and interest rates; the availability of cash for repurchases of outstanding subordinate voting shares under the Bid; the existence of alternative uses for the Company’s cash resources which may be superior to effecting repurchases under the Bid; compliance by third parties with their contractual obligations; and compliance with applicable laws and regulations pertaining to the Bid. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com